UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	98-0185558
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5140 Yonge Street, Suite 1900 Toronto, Ontario, Canada	M2N 6L7
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class which to be so registered	Name of each exchange on which each class is to be registered
Common Shares	New York Stock Exchange Toronto Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

This Amendment No. 1 to Registration Statement on Form 8-A is being filed to update the description of the capital stock of Celestica Inc. (the “Company,” “we” or “our”), which was previously registered as Subordinate Voting Shares (“SVS”) under the Company’s Registration Statement on Form 8-A initially filed on June 9, 1998, and the description thereof as amended pursuant to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 11, 2024.

In connection with the consummation of a secondary offering of SVS by our then-controlling shareholder on August 4, 2023, all of our outstanding multiple voting shares (“MVS”) were converted into SVS, leaving the SVS as the only class of our capital stock issued and outstanding. On April 25, 2024, our shareholders approved Articles of Amendment to our Restated Articles of Incorporation (“Articles of Amendment”). The Articles of Amendment deleted all provisions related to the MVS, as they are no longer applicable, and renamed the SVS as "Common Shares." The Articles of Amendment were filed with the Ontario Ministry of Public and Business Service Delivery (the “Ministry”) on April 25, 2024, and became effective on such date. In order to consolidate our constating documents, new Restated Articles of Incorporation (the “Restated Articles”), reflecting the amendments set forth in the Articles of Amendment were also subsequently filed with the Ministry on April 25, 2024, and became effective on such date.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the Common Shares is a summary and does not purport to be complete. Because it is only a summary, it may not contain all of the information that may be important to you, and is subject to, and qualified in its entirety by, the Restated Articles, our Amended and Restated By-Law No. 1 (“By-Laws”), and the Business Corporations Act (Ontario) (the “OBCA”). Complete copies of the Articles of Amendment, Restated Articles and By-Laws are attached hereto as Exhibits 2.1, 2.2 and 2.3, and are incorporated herein by reference.

Our authorized capital consists of an unlimited number of Common Shares, without nominal or par value, and an unlimited number of Preferred Shares, issuable in series, without nominal or par value. The Common Shares (formerly referred to as SVS) are the only class of the Company’s securities that are registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended.

Common Shares:

Dividends. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares shall be entitled to receive dividends, and the Company shall pay dividends on the Common Shares, as and when declared by the board of directors of the Company (the “Board”), in such amount and in such form as the Board may from time to time determine.

Voting Rights. The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, and to vote together at all such meetings, except meetings at which only the holders of one class or series of shares are entitled to vote separately as a class or series, as the case may be. The holders of Common Shares shall be entitled to one vote per share at any meeting of holders of Common Shares at which they are entitled to vote separately as a class. Generally, all matters to be voted on by shareholders must be approved by a simple majority (or, in the case of election of directors where the number of candidates nominated for election exceeds the number of directors to be elected, by a plurality, and in the case of an amalgamation or amendments to our Articles, by two-thirds) of the votes cast in respect of Common Shares held by persons present in person or by proxy, voting together.

Rights on Liquidation or Dissolution. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of Preferred Shares, the holders of the Common Shares then outstanding shall be entitled to receive the remaining property and assets of the Company ratably according to the number of Common Shares held by each holder.

Other Rights. The Common Shares are not redeemable, nor do the holders of such shares have pre-emptive purchase rights. Directors do not stand for re-election at staggered intervals. Other than under applicable securities laws, there are no restrictions on the transferability of Common Shares.

Substantial Shareholders. There are no provisions in the Articles or the Company’s By-Laws discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of our securities.

However, transactions involving shareholders that hold a substantial number of securities may be subject to Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 contains requirements in connection with certain types of transactions including related party transactions. Related party transactions include, for an issuer, certain types of transactions between the issuer and a person that is a related party of the issuer at the time the transaction is agreed to, whether or not there are also other parties to the transaction. Related parties of an issuer include, among others, control persons of the issuer, directors, senior officers and persons that have beneficial ownership or control or direction over (or a combination thereof), directly or indirectly, 10% of the voting securities of the issuer.

Subject to the availability of certain exemptions, MI 61-101 provides certain procedural protections for minority or disinterested shareholders in connection with the types of transactions that are subject to MI 61-101. In particular, MI 61-101 requires, subject to certain exemptions: (i) more detailed disclosure in the proxy material sent to security holders in connection with a transaction; (ii) the preparation of a formal valuation of the subject matter of the transaction; (iii) minority approval of the proposed transaction by a majority of the votes cast by minority or disinterested shareholders; and (iv) in certain circumstances, the formation of a special committee.

Modification, Subdivision and Consolidation. Any modification to the provisions attaching to the Common Shares requires the affirmative vote of two-thirds of the votes cast by the holders of Common Shares.

Creation of Other Voting Shares. The Company may not create any class or series of shares, or issue any shares of any class or series (other than Common Shares) having the right to vote generally on all matters that may be submitted to a vote of shareholders (except matters for which applicable law requires the approval of holders of another class or series of shares voting separately as a class or series) without the separate affirmative vote of two-thirds of the votes cast by the holders of Common Shares.

Preferred Shares

The Company’s Board may issue preferred shares from time to time in one or more series, and (subject to the provisions of the Articles) determine the designation of, and the rights, privileges, restrictions and conditions attaching to, such shares (including, without limitation, dividend rights, cancellation, retraction or redemption rights, voting rights, conversion or exchange rights, sinking fund provisions and/or other provisions). Preferred shares of each series will rank as to dividends (to the extent cumulative dividends are applicable) and capital on a parity with preferred shares of every other series. Preferred shares of each series will rank as to dividends and capital senior to the Common Shares.

With respect to a distribution of assets in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding up its affairs, holders of preferred shares of each series will be entitled to receive from the assets of the Company in respect of each such share held a sum equal to the amount in the stated capital account for such series divided by the number of shares in such series then outstanding, together with any accrued (in the case of cumulative dividends) or declared (in the case of non-cumulative dividends) and unpaid dividends thereon, before any amount shall be paid or any assets are distributed to the holders of Common Shares. Upon the receipt of such sum, the holders of preferred shares shall not be entitled to share in the distribution of our remaining assets and their preferred shares will be canceled.

There are currently no preferred shares outstanding.

Change in Control. There are no provisions in the Articles or By-Laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that operate only with respect to an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation.

Governmental Limitations on Security Ownership. There are no limitations under our Articles or in the OBCA on the rights to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities, except that certain transactions under the Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Industry. The acquisition of one-third or more of the voting shares of the Company would give rise to a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

In addition, limitations on the ability to acquire and hold shares of the Company may be imposed by the Competition Act (Canada) (the “Competition Act”). This legislation grants the Commissioner of Competition (the "Commissioner") jurisdiction, for up to one year, to challenge the acquisition of an interest in us before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where specified "size of the parties" and “size of the transaction” thresholds are exceeded. In the case of share acquisitions, an additional "shareholding threshold" applies. Any person who intends to acquire shares must file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our voting shares as a result of the acquisition. If a person already owns 20% or more of our voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period or unless the Commissioner waives the waiting period.

Payments to non-Resident Holders. There are no limitations under the OBCA affecting the remittance of dividends or other payments to nonresident holders of the Common Shares.

Taxation. The description under the caption “E. Taxation” in Item 10 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 is incorporated herein by reference (replacing references to “SVS” with “Common Shares”).

Item 2. Exhibits.

Exhibit No.	Description

2.1	Certificate and Articles of Amendment, effective April 25, 2024, incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished on April 25, 2024

2.2	Certificate and Restated Articles of Incorporation effective April 25, 2024, incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K furnished April 25, 2024

2.3	Amended and Restated Bylaw No. 1, incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K furnished on February 28, 2024

2.4	Form of Common Share Certificate, incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K furnished on April 25, 2024

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 25, 2024	CELESTICA INC.

	By:	/s/ Douglas Parker
Name: Douglas Parker
Title: Chief Legal Officer and Corporate Secretary